UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	General Manager, Financial Accounting Dept.

Date:    May 13, 2016

Financial Results

Fiscal Year 3/2016

  - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)
	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

 1. Income analysis

Consolidated				(Millions of yen)
		FY3/2016		FY3/2015
			Change
Consolidated gross profit	1	2,903,964	(76,439)	2,980,403
Net interest income	2	1,422,928	(82,250)	1,505,178
Trust fees	3	3,681	791	2,890
Net fees and commissions	4	1,003,838	7,162	996,676
Net trading income	5	225,481	30,362	195,119
Net other operating income	6	248,034	(32,504)	280,538
General and administrative expenses	7	(1,724,836)	(65,495)	(1,659,341)
Equity in gains (losses) of affiliates	8	(36,196)	(25,596)	(10,600)

Consolidated net business profit	9	1,142,931	(167,530)	1,310,461

Total credit cost	10	(102,820)	(94,973)	(7,847)
Credit costs	11	(122,555)	(37,570)	(84,985)
Write-off of loans	12	(74,180)	2,817	(76,997)
Provision for reserve for possible loan losses	13	(34,842)	(34,842)	-
Others	14	(13,533)	(5,545)	(7,988)
Gains on reversal of reserve for possible loan losses	15	-	(61,158)	61,158
Recoveries of written-off claims	16	19,735	3,756	15,979
Gains (losses) on stocks	17	69,036	2,343	66,693
Other income (expenses)	18	(123,862)	(75,711)	(48,151)

Ordinary profit	19	985,284	(335,872)	1,321,156

Extraordinary gains (losses)	20	(5,114)	6,664	(11,778)
Gains (losses) on disposal of fixed assets	21	(575)	5,740	(6,315)
Losses on impairment of fixed assets	22	(4,362)	747	(5,109)
Income before income taxes	23	980,170	(329,207)	1,309,377
Income taxes - current	24	(244,223)	81,118	(325,341)
Income taxes - deferred	25	19,175	135,195	(116,020)
Profit	26	755,123	(112,892)	868,015
Profit attributable to non-controlling interests	27	(108,435)	5,970	(114,405)

Profit attributable to owners of parent	28	646,687	(106,923)	753,610

Notes	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2.    Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions  payments) + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

	3. Representation of several accounting items was revised from FY3/2016. For example, “Net income” was changed to “Profit attributable to owners of parent.”

	Number of consolidated subsidiaries and affiliates
		Mar. 31, 2016		Mar. 31, 2015
			Change
Consolidated subsidiaries	29	341	24	317
Equity method affiliates	30	59	9	50

Sumitomo Mitsui Financial Group

SMBC non-consolidated		(Millions of yen)
		FY3/2016		FY3/2015
			Change
Gross banking profit	1	1,534,271	(100,013)	1,634,284
Gross domestic profit	2	1,030,162	(67,562)	1,097,724
Net interest income	3	787,611	(75,927)	863,538
Trust fees	4	2,550	709	1,841
Net fees and commissions	5	220,993	5,423	215,570
Net trading income	6	5,102	1,722	3,380
Net other operating income	7	13,903	510	13,393
Gains (losses) on bonds	8	3,390	49	3,341
Gross international profit	9	504,108	(32,452)	536,560
Net interest income	10	235,964	(21,926)	257,890
Net fees and commissions	11	137,564	3,124	134,440
Net trading income	12	61,491	52,073	9,418
Net other operating income	13	69,089	(65,721)	134,810
Gains (losses) on bonds	14	50,613	6,055	44,558
Expenses (excluding non-recurring losses)	15	(805,483)	(14,272)	(791,211)
Overhead ratio	16	52.5%	4.1%	48.4%
Personnel expenses	17	(322,538)	(9,958)	(312,580)
Non-personnel expenses	18	(436,315)	(544)	(435,771)
Taxes	19	(46,629)	(3,770)	(42,859)

Banking profit (before provision for general reserve for possible loan losses)	20	728,787	(114,286)	843,073
Gains (losses) on bonds	21	54,003	6,104	47,899

Provision for general reserve for possible loan losses	22	-	-	-
Banking profit	23	728,787	(114,286)	843,073
Non-recurring gains (losses)	24	19,105	(93,814)	112,919
Credit costs	25	(13,199)	(8,006)	(5,193)
Gains on reversal of reserve for possible loan losses	26	6,788	(72,221)	79,009
Recoveries of written-off claims	27	9,629	3,303	6,326
Gains (losses) on stocks	28	35,314	(17,268)	52,582
Other non-recurring gains (losses)	29	(19,426)	379	(19,805)

Ordinary profit	30	747,892	(208,100)	955,992

Extraordinary gains (losses)	31	(1,672)	6,672	(8,344)
Gains (losses) on disposal of fixed assets	32	1,017	5,928	(4,911)
Losses on impairment of fixed assets	33	(2,689)	743	(3,432)
Income before income taxes	34	746,219	(201,429)	947,648
Income taxes - current	35	(170,558)	54,287	(224,845)
Income taxes - deferred	36	33,509	113,296	(79,787)

Net income	37	609,171	(33,844)	643,015

Total credit cost (22+25+26+27)	38	3,217	(76,925)	80,142
Provision for general reserve for possible loan losses	39	4,599	(86,929)	91,528
Write-off of loans	40	(805)	(388)	(417)
Provision for specific reserve for possible loan losses	41	2,649	15,196	(12,547)
Losses on sales of delinquent loans	42	(12,394)	(7,618)	(4,776)
Provision for loan loss reserve for specific overseas countries	43	(460)	(488)	28
Recoveries of written-off claims	44	9,629	3,303	6,326

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

 2. Interest spread (domestic)

SMBC non-consolidated	(%)

	FY3/2016	Six months ended Sep. 30, 2015	Six months ended Mar. 31, 2016	FY3/2015
Yield on interest earning assets (A)	1.19	1.30	1.07	1.31
Interest earned on loans and bills discounted (C)	1.24	1.24	1.23	1.32
Interest earned on securities	1.26	1.61	0.85	1.43
Total cost of funding (including expenses) (B)	0.74	0.73	0.75	0.79
Cost of interest bearing liabilities	0.07	0.06	0.07	0.07
Interest paid on deposits, etc. (D)	0.03	0.03	0.03	0.03
Interest paid on other liabilities	0.19	0.16	0.23	0.14
Expense ratio	0.67	0.67	0.68	0.72
Overall interest spread (A) - (B)	0.45	0.57	0.32	0.52
Interest spread (C) - (D)	1.21	1.21	1.20	1.29

 3. Gains (losses) on securities

SMBC non-consolidated	(Millions of yen)

	FY3/2016	Change	FY3/2015
Gains (losses) on bonds	54,003	6,104	47,899
Gains on sales	86,731	18,325	68,406
Losses on sales	(10,478)	9,701	(20,179)
Gains on redemption	0	(3)	3
Losses on redemption	(22,248)	(21,918)	(330)
Losses on devaluation	-	-	-

Gains (losses) on stocks	35,314	(17,268)	52,582
Gains on sales	89,531	21,234	68,297
Losses on sales	(18,129)	(15,116)	(3,013)
Losses on devaluation	(36,087)	(23,385)	(12,702)

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated							(Millions of yen)
		Mar. 31, 2016					Mar. 31, 2015
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	1	2,267,598	16,568	(4,012)	16,572	3	3,397,151	20,580
Other securities	2	23,133,426	1,907,512	(697,473)	2,025,258	117,745	26,263,425	2,604,985
Stocks	3	3,511,883	1,573,001	(481,307)	1,622,980	49,979	4,065,999	2,054,308
Bonds	4	10,893,090	109,186	59,158	111,410	2,223	13,699,561	50,028
Japanese government bonds	5	8,105,050	62,439	49,471	62,842	402	11,007,006	12,968
Others	6	8,728,452	225,325	(275,324)	290,867	65,542	8,497,864	500,649
Foreign bonds	7	6,484,214	25,251	(3,979)	36,659	11,408	5,633,955	29,230
Other money held in trust	8	5,163	-	-	-	-	7,087	-
Total	9	25,406,188	1,924,081	(701,485)	2,041,830	117,749	29,667,664	2,625,566
Stocks	10	3,511,883	1,573,001	(481,307)	1,622,980	49,979	4,065,999	2,054,308
Bonds	11	13,160,688	125,755	55,146	127,982	2,227	17,096,713	70,609
Others	12	8,733,616	225,325	(275,324)	290,867	65,542	8,504,952	500,649

SMBC non-consolidated							(Millions of yen)
		Mar. 31, 2016					Mar. 31, 2015
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	13	1,980,811	13,795	(6,659)	13,795	-	3,352,592	20,454
Stocks of subsidiaries and affiliates	14	3,579,632	(34,892)	23,634	5,927	40,820	3,414,839	(58,526)
Other securities	15	20,717,533	1,668,669	(724,112)	1,776,794	108,125	23,774,009	2,392,781
Stocks	16	3,400,301	1,487,463	(502,250)	1,533,765	46,301	3,970,914	1,989,713
Bonds	17	10,290,243	103,769	57,901	105,925	2,155	13,036,709	45,868
Japanese government bonds	18	7,816,547	59,880	48,749	60,283	402	10,687,062	11,131
Others	19	7,026,988	77,436	(279,764)	137,103	59,667	6,766,385	357,200
Foreign bonds	20	5,153,769	20,235	(10,085)	28,908	8,673	4,238,647	30,320
Total	21	26,277,977	1,647,572	(707,137)	1,796,517	148,945	30,541,441	2,354,709
Stocks	22	4,642,919	1,477,140	(509,717)	1,539,693	62,552	5,180,246	1,986,857
Bonds	23	12,271,054	117,565	51,243	119,720	2,155	16,389,301	66,322
Others	24	9,364,003	52,866	(248,663)	137,103	84,237	8,971,892	301,529

Notes	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the fiscal year. The rest of the securities are valuated at market prices as of the balance sheet date.

	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Gains of 871 million yen and 29,870 million yen were recognized in the statements of income as of March 31, 2016 and March 31, 2015, respectively.

	4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Balance of securities, classified by maturity

Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated								(Billions of yen)
	Mar. 31, 2016					Mar. 31, 2015

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	2,778.0	8,507.4	591.0	394.6	12,271.1	3,273.9	12,200.4	848.2	66.7	16,389.3
Japanese government bonds	2,522.7	7,021.7	-	252.9	9,797.4	2,988.1	10,641.9	340.1	-	13,970.1
Japanese local government bonds	-	4.6	3.1	0.0	7.7	31.9	0.1	0.5	0.0	32.6
Japanese corporate bonds	255.3	1,481.1	587.9	141.7	2,466.0	253.9	1,558.4	507.7	66.7	2,386.6

Others	1,424.4	1,416.8	1,282.1	1,382.8	5,506.1	1,163.4	1,706.3	1,283.6	715.0	4,868.2

Total	4,202.4	9,924.1	1,873.1	1,777.5	17,777.1	4,437.3	13,906.7	2,131.8	781.7	21,257.5

6. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated							(Billions of yen)
	Mar. 31, 2016				Mar. 31, 2015
			Net Assets (a) - (b)	Net deferred gains (losses)			Net Assets (c) - (d)	Net deferred gains (losses)
	Assets (a)	Liabilities (b)			Assets (c)	Liabilities (d)

Interest rate swaps	313.6	163.2	150.4	108.1	230.6	163.2	67.4	12.2

Currency swaps	117.7	482.3	(364.6)	11.5	139.1	1,051.7	(912.6)	(32.8)

Others	4.6	0.9	3.7	(41.1)	0.1	5.1	(5.0)	(114.3)

Total	435.9	646.4	(210.5)	78.6	369.8	1,220.0	(850.2)	(135.0)

Notes	1.	Derivative transactions are valuated at fair value on the balance sheet.
	2.	SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No. 24 and No. 25.
	3.	Figures for Net deferred gains (losses) are those before application of tax effect accounting.

Reference: Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

(Billions of yen)

	Mar. 31, 2016				Mar. 31, 2015

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	2,932.0	20,282.4	7,379.1	30,593.5	4,581.1	18,837.9	7,606.3	31,025.3
Receivable floating rate / payable fixed rate	1,188.5	9,133.5	6,205.4	16,527.5	1,501.4	7,384.3	7,360.5	16,246.2
Receivable floating rate / payable floating rate	-	-	-	-	3.6	-	-	3.6

Total	4,120.5	29,415.9	13,584.5	47,120.9	6,086.1	26,222.2	14,966.8	47,275.1

Sumitomo Mitsui Financial Group

7. Employee retirement benefits

Consolidated

(1) Projected benefit obligation

(Millions of yen)

		Mar. 31, 2016		Mar. 31, 2015
			Change
Fair value of plan assets	(A)	1,357,175	(64,093)	1,421,268
Projected benefit obligation	(B)	1,202,471	119,362	1,083,109
Net surplus (deficit)	(A-B)	154,704	(183,455)	338,159
Net defined benefit asset		203,274	(172,981)	376,255
Net defined benefit liability		48,570	10,474	38,096

Measurements of defined benefit plans (before tax effect deduction)		103,824	174,418	(70,594)
	Unrecognized prior service cost (deductible from the obligation)	(808)	148	(956)
	Unrecognized net actuarial gain (loss)	104,633	174,270	(69,637)
(2) Retirement benefit expenses
(Millions of yen)
		FY3/2016		FY3/2015
			Change
Retirement benefit expenses		50,355	3,183	47,172
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)
		Mar. 31, 2016		Mar. 31, 2015
			Change
Projected benefit obligation	(A)	1,008,072	92,390	915,682
<Discount rate>		<0.34%>	<(0.66)%>	<1.00%>
Fair value of plan assets	(B)	1,196,835	(76,484)	1,273,319
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	279,917	(13,165)	293,082
Unrecognized prior service cost (deductible from the obligation)	(E)	-	-	-
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	91,153	155,706	(64,553)
(2) Retirement benefit expenses
				(Millions of yen)
		FY3/2016		FY3/2015
			Change
Retirement benefit expenses		36,073	3,727	32,346
Service cost		26,310	2,319	23,991
Interest cost on projected benefit obligation		9,156	(2,160)	11,316
Expected returns on plan assets		(35,757)	(4,611)	(31,146)
Amortization of unrecognized prior service cost		-	-	-
Amortization of unrecognized net actuarial gain (loss)		31,784	9,399	22,385
Others		4,578	(1,220)	5,798

Sumitomo Mitsui Financial Group

8. Classification based on self-assessment and the Financial Reconstruction Act, and write-offs / reserves

*1	Includes direct reduction of 129.8 billion yen.
*2

Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards.

(Bankrupt/Effectively bankrupt borrowers: 2.7 billion yen, Potentially bankrupt borrowers: 4.8 billion yen)

*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*5	Includes Specific reserve for Borrowers requiring caution totaling 0.4 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

9. Risk-monitored loans

Consolidated					(Millions of yen, %)
	Mar. 31, 2016			Mar. 31, 2015

	(a)	Ratio (b)	(a) - (c)	(c)	Ratio (d)
Bankrupt loans	44,748	0.1	8,887	35,861	0.0
Non-accrual loans	594,077	0.8	(179,981)	774,058	1.1
Past due loans (3 months or more)	19,845	0.0	6,131	13,714	0.0
Restructured loans	266,698	0.3	(11,924)	278,622	0.4
Total	925,370	1.2	(176,886)	1,102,256	1.5

Total loans (period-end balance)	75,066,080	100.0	1,997,840	73,068,240	100.0
Amount of direct reduction	273,009		(52,971)	325,980

SMBC non-consolidated					(Millions of yen, %)
	Mar. 31, 2016			Mar. 31, 2015

	(a)	Ratio (b)	(a) - (c)	(c)	Ratio (d)
Bankrupt loans	39,906	0.1	9,784	30,122	0.0
Non-accrual loans	410,020	0.6	(142,913)	552,933	0.8
Past due loans (3 months or more)	4,574	0.0	(358)	4,932	0.0
Restructured loans	106,071	0.1	(9,848)	115,919	0.2
Total	560,573	0.8	(143,334)	703,907	1.0

Total loans (period-end balance)	69,276,735	100.0	1,002,427	68,274,308	100.0
Amount of direct reduction	121,686		(27,756)	149,442

10. Reserve for possible loan losses and reserve ratio

Consolidated	(Millions of yen, %)
	Mar. 31, 2016			Mar. 31, 2015

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	625,019	67.54	(46,229)	671,248	60.90
General reserve	395,546		8,499	387,047
Specific reserve	228,161		(55,320)	283,481
Loan loss reserve for specific overseas countries	1,311		592	719
Amount of direct reduction	301,983		(61,602)	363,585

SMBC non-consolidated					(Millions of yen, %)
	Mar. 31, 2016			Mar. 31, 2015

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	357,186	63.72	(36,954)	394,140	55.99
General reserve	221,297		(9,733)	231,030
Specific reserve	134,708		(27,682)	162,390
Loan loss reserve for specific overseas countries	1,179		460	719
Amount of direct reduction	129,826		(30,835)	160,661

Note: Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

Sumitomo Mitsui Financial Group

11. Non-performing loans (NPLs) based on the Financial Reconstruction Act and coverage

Consolidated			(Millions of yen, %)
	Mar. 31, 2016		Mar. 31, 2015
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	178,059	26,023	152,036
Doubtful assets	526,763	(201,223)	727,986
Substandard loans	287,921	(6,835)	294,756
Total (A)	992,743	(182,036)	1,174,779

Normal assets	85,579,406	2,103,838	83,475,568
Grand total (B)	86,572,150	1,921,802	84,650,348
NPL ratio (A/B)	1.15	(0.24)	1.39

			(Millions of yen)
	Mar. 31, 2016		Mar. 31, 2015
	(a)	(a) - (b)	(b)
Total coverage (C)	807,544	(169,175)	976,719
Reserve for possible loan losses (D)	230,655	(53,010)	283,665
Amount recoverable by guarantees, collateral and others (E)	576,889	(116,164)	693,053

			(%)
Coverage ratio (C) / (A)	81.34	(1.80)	83.14
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	121.07	4.94	116.13

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	55.47	(3.42)	58.89
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	150.30	10.96	139.34

SMBC non-consolidated			(Millions of yen, %)
	Mar. 31, 2016		Mar. 31, 2015
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	135,604	42,608	92,996
Doubtful assets	376,366	(178,784)	555,150
Substandard loans	110,646	(10,205)	120,851
Total (A)	622,617	(146,381)	768,998

Normal assets	79,046,057	913,691	78,132,366
Grand total (B)	79,668,674	767,309	78,901,365
NPL ratio (A/B)	0.78	(0.19)	0.97
Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

			(Millions of yen)
	Mar. 31, 2016		Mar. 31, 2015
	(a)	(a) - (b)	(b)
Total coverage (C)	549,918	(124,281)	674,199
Reserve for possible loan losses* (D)	158,967	(34,311)	193,278
Amount recoverable by guarantees, collateral and others (E)	390,951	(89,969)	480,920
* Sum of general reserve for substandard loans and specific reserve

			(%)
Coverage ratio (C) / (A)	88.32	0.65	87.67
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	129.56	15.77	113.79

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	68.62	1.52	67.10
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	179.44	42.62	136.82

Sumitomo Mitsui Financial Group

12. Results of off-balancing of NPLs

SMBC non-consolidated

					(Billions of yen	)
	Mar. 31, 2016 (a)				Mar. 31, 2015 (b)

		(a) - (b)	NPLs newly classified during FY3/2016	Amount of off-balancing
Bankrupt and quasi-bankrupt assets	135.6	42.6	40.7	1.9	93.0
Doubtful assets	376.4	(178.7)	98.5	(277.2)	555.1
Total	512.0	(136.1)	(*1) 139.2	(*1) (275.3)	648.1

Result of measures connected to off-balancing (*2)	101.3				76.3

Breakdown of off-balancing by factor (*3)	Disposition by borrowers’ liquidation			(12.3)
	Reconstructive disposition			(20.0)
	Improvement in debtors’ performance due to reconstructive disposition			(0.4)
	Loan sales to market			(31.0)
	Direct write-offs			37.6
	Others			(249.2)
		Collection / repayment, etc.		(155.9)
		Improvement in debtors’ performance		(93.3)

	Total			(275.3)

*1	The amount of NPLs newly classified during the six months ended Sep. 30, 2015 and off-balanced in the six months ended Mar. 31, 2016 was 27.8 billion yen.
*2	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
*3	1.	“Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).
	2.	“Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by industry

SMBC non-consolidated

(1) Loans and bills discounted, classified by industry	(Millions of yen, %)

	Mar. 31, 2016			Mar. 31, 2015
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	50,072,362	100.0	725,813	49,346,549	100.0
Manufacturing	5,968,107	11.9	345,629	5,622,478	11.4
Agriculture, forestry, fisheries and mining	121,805	0.2	(7,791)	129,596	0.3
Construction	711,002	1.4	(2,767)	713,769	1.4
Transportation, communications and public enterprises	4,294,743	8.6	(28,123)	4,322,866	8.8
Wholesale and retail	3,949,130	7.9	(66,489)	4,015,619	8.1
Finance and insurance	7,042,440	14.1	(242,067)	7,284,507	14.8
Real estate and goods rental and leasing	7,014,185	14.0	489,904	6,524,281	13.2
Various services	3,954,330	7.9	320,303	3,634,027	7.4
Municipalities	1,087,248	2.2	16,423	1,070,825	2.2
Others	15,929,369	31.8	(99,208)	16,028,577	32.4
Overseas offices and Japan offshore banking accounts	19,204,373	100.0	276,614	18,927,759	100.0
Public sector	164,623	0.8	112,025	52,598	0.3
Financial institutions	1,362,414	7.1	(195,477)	1,557,891	8.2
Commerce and industry	15,876,722	82.7	273,639	15,603,083	82.4
Others	1,800,612	9.4	86,427	1,714,185	9.1
Total	69,276,735	-	1,002,427	68,274,308	-

Risk-monitored loans	(Millions of yen, %)

	Mar. 31, 2016			Mar. 31, 2015
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	478,746	100.0	(146,502)	625,248	100.0
Manufacturing	80,974	16.9	(7,949)	88,923	14.2
Agriculture, forestry, fisheries and mining	302	0.1	(4,444)	4,746	0.8
Construction	13,672	2.9	(7,517)	21,189	3.4
Transportation, communications and public enterprises	49,921	10.4	(55,202)	105,123	16.8
Wholesale and retail	95,924	20.0	(10,007)	105,931	16.9
Finance and insurance	3,591	0.7	(285)	3,876	0.6
Real estate and goods rental and leasing	87,548	18.3	(40,545)	128,093	20.5
Various services	75,149	15.7	(14,747)	89,896	14.4
Municipalities	-	-	-	-	-
Others	71,662	15.0	(5,806)	77,468	12.4
Overseas offices and Japan offshore banking accounts	81,826	100.0	3,167	78,659	100.0
Public sector	-	-	-	-	-
Financial institutions	-	-	-	-	-
Commerce and industry	39,447	48.2	(25,076)	64,523	82.0
Others	42,378	51.8	28,242	14,136	18.0
Total	560,573	-	(143,334)	703,907	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Financial Reconstruction Act classified by industry, and reserve ratio

	(Millions of yen, %)
	Mar. 31, 2016			Mar. 31, 2015
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	535,318	70.6	(153,217)	688,535
Manufacturing	88,290	65.1	(3,851)	92,141

Agriculture, forestry, fisheries and mining	302	61.4	(4,623)	4,925

Construction	13,697	63.4	(7,540)	21,237

Transportation, communications and public enterprises	71,318	90.2	(56,693)	128,011

Wholesale and retail	100,215	57.8	(10,816)	111,031

Finance and insurance	4,263	89.2	(326)	4,589

Real estate and goods rental and leasing	108,553	52.3	(47,744)	156,297

Various services	76,081	61.7	(15,196)	91,277

Municipalities	-	-	-	-

Others	72,595	100.0	(6,429)	79,024
Overseas offices and Japan offshore banking accounts	87,299	62.4	6,836	80,463
Public sector	-	-	-	-

Financial institutions	-	-	-	-

Commerce and industry	43,400	61.9	(22,926)	66,326

Others	43,898	62.7	29,762	14,136

Total	622,617	68.6	(146,381)	768,998

Notes	1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2.

Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Mar. 31, 2016		Mar. 31, 2015
	(a)	(a) - (b)	(b)
Consumer loans	14,148,084	(199,375)	14,347,459
Housing loans	13,207,194	(230,716)	13,437,910
Self-residential purpose	10,598,147	(190,191)	10,788,338
Other consumer loans	940,889	31,341	909,548

(4) Loans to small- and medium-sized enterprises, etc.

			(Millions of yen, %)
	Mar. 31, 2016		Mar. 31, 2015
	(a)	(a) - (b)	(b)
Outstanding balance	33,860,723	362,171	33,498,552
Ratio to total loans	67.6	(0.3)	67.9

Note: Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

14. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

				(Millions of yen, %)
	Mar. 31, 2016			Mar. 31, 2015
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	5,403,815	27.0	(632,349)	6,036,164	31.4
Indonesia	289,437	1.4	(69,060)	358,497	1.9
Thailand	676,912	3.4	(106,748)	783,660	4.1
Korea	274,034	1.4	(102,077)	376,111	1.9
Hong Kong	1,491,427	7.5	(143,157)	1,634,584	8.5
China	272,880	1.4	(133,792)	406,672	2.1
Taiwan	245,718	1.2	(45,438)	291,156	1.5
Singapore	1,139,127	5.7	(23,029)	1,162,156	6.0
India	465,989	2.3	(6,680)	472,669	2.5
Others	548,291	2.7	(2,368)	550,659	2.9
Oceania	1,673,003	8.4	282,102	1,390,901	7.2
Australia	1,531,264	7.7	255,622	1,275,642	6.6
Others	141,739	0.7	26,480	115,259	0.6
North America	6,257,411	31.3	603,104	5,654,307	29.4
United States	4,954,824	24.8	569,804	4,385,020	22.8
Others	1,302,587	6.5	33,300	1,269,287	6.6
Central and South America	1,629,583	8.2	66,615	1,562,968	8.1
Brazil	280,206	1.4	13,646	266,560	1.4
Panama	528,952	2.7	(64,245)	593,197	3.1
Others	820,425	4.1	117,214	703,211	3.6
Western Europe	3,303,686	16.5	275,106	3,028,580	15.7
United Kingdom	1,169,548	5.9	344,261	825,287	4.3
Ireland	586,194	2.9	28,744	557,450	2.9
Netherlands	508,119	2.5	75,543	432,576	2.2
Others	1,039,825	5.2	(173,442)	1,213,267	6.3
Eastern Europe	458,865	2.3	(111,762)	570,627	3.0
Russia	395,995	2.0	(128,290)	524,285	2.7
Others	62,870	0.3	16,528	46,342	0.3
Others	1,250,585	6.3	239,859	1,010,726	5.2

Total	19,976,948	100.0	722,675	19,254,273	100.0
Note:	Classified by domicile of debtors.

(2)   NPLs based on the Financial Reconstruction Act, classified by domicile

				(Millions of yen, %)
	Mar. 31, 2016			Mar. 31, 2015
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	87,299	62.4	6,836	80,463
Asia	14,130	32.5	(321)	14,451

Oceania	15,042	64.8	15,042	-

North America	37,640	94.8	27,706	9,934

Central and South America	4,068	64.4	(6,843)	10,911

Western Europe	4,249	94.9	(13,354)	17,603

Eastern Europe	-	-	-	-

Others	12,166	48.1	(15,396)	27,562

Notes	1.	NPLs based on the Financial Reconstruction Act include Loans, acceptances and guarantees, suspense payments, and other credit-type assets.

	2.

Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

15. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

(Millions of yen)

	FY3/2016 (a)		FY3/2015 (b)
		(a) - (b)

Deposits	89,526,938	5,519,351	84,007,587

Domestic units	73,328,279	2,924,174	70,404,105

Loans	68,104,976	2,009,744	66,095,232

Domestic units	45,425,766	127,921	45,297,845
Note: Deposits do not include negotiable certificates of deposit. (2) Balance of deposits and loans, classified by type of depositor
		(Millions of yen)
	Mar. 31, 2016 (a)		Mar. 31, 2015 (b)
		(a) - (b)

Deposits	98,839,722	7,502,008	91,337,714
Domestic deposits (excluding Japan offshore banking accounts)	82,134,687	4,345,589	77,789,098

Individuals	42,312,525	544,422	41,768,103

Corporates	39,822,162	3,801,167	36,020,995

Loans	69,276,735	1,002,427	68,274,308
Domestic offices (excluding Japan offshore banking accounts)	50,072,362	725,813	49,346,549

Overseas offices and Japan offshore banking accounts	19,204,373	276,614	18,927,759
Note: Deposits do not include negotiable certificates of deposit. Reference:
		(Billions of yen)
	Mar. 31, 2016 (a)		Mar. 31, 2015 (b)
		(a) - (b)

Balance of investment trusts	2,442.0	(638.1)	3,080.1

Balance to individuals	2,077.5	(612.2)	2,689.7
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.

		(Billions of yen)
	FY3/2016		FY3/2015
	(a)	(a) - (b)	(b)
Sales of investment trusts to individuals	676.2	(143.2)	819.4

Sales of pension-type insurance to individuals	157.0	(25.7)	182.7

Sumitomo Mitsui Financial Group

16. Deferred tax assets and liabilities

(Billions of yen)

SMBC non-consolidated			Mar. 31, 2016	Change from Mar. 31, 2015	Mar. 31, 2015

(a) Total deferred tax assets	(b-c)	1	258.7	12.0	246.7

(b) Subtotal of deferred tax assets		2	504.6	(43.2)	547.8
Reserve for possible loan losses and write-off of loans		3	131.9	(23.2)	155.1

Taxable write-off of securities		4	275.8	24.0	251.8

Others		5	96.9	(44.0)	140.9

(c) Valuation allowance		6	245.9	(55.2)	301.1

(d) Total deferred tax liabilities		7	508.1	(183.5)	691.6

Net unrealized gains on other securities		8	426.4	(210.0)	636.4

Others		9	81.7	26.5	55.2

Net deferred tax assets	(a-d)	10	(249.4)	195.5	(444.9)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(463.7)	162.6	(626.3)

Others		12	214.3	32.9	181.4

SMBC recognized deferred tax assets pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA*. SMBC is considered to be a company showing stable financial performance, which is classified under examples (2).

* JICPA Auditing Committee Report No.66

   “Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets”

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

		(Billions of yen)

	FY3/2014	FY3/2015	FY3/2016
Income of final tax return before deducting operating loss carryforwards	501.8	643.7	551.7

Note: The figure for FY3/2016 was estimated at fiscal year closing.

Sumitomo Mitsui Financial Group

17. Capital ratio (BIS guidelines)

(Basel III basis)

Consolidated	(Billions of yen, %)

	Mar. 31, 2016 [Preliminary]		Mar. 31, 2015
	(a)	(a) - (b)	(b)

(1) Total capital ratio (4) / (7)	17.02	0.44	16.58

(2) Tier 1 capital ratio (5) / (7)	13.68	0.79	12.89

(3) Common equity Tier 1 capital ratio (6) / (7)	11.81	0.51	11.30

(4) Total capital	11,235.9	270.0	10,965.9

(5) Tier 1 capital	9,031.7	503.1	8,528.6

(6) Common equity Tier 1 capital	7,796.5	320.0	7,476.5

(7) Risk weighted assets	66,011.6	(125.2)	66,136.8

(8) Required capital (7) X 8%	5,280.9	(10.0)	5,290.9

SMBC consolidated

(1) Total capital ratio	18.19	0.26	17.93

(2) Tier 1 capital ratio	14.58	0.67	13.91

(3) Common equity Tier 1 capital ratio	13.04	0.43	12.61

SMBC non-consolidated

(1) Total capital ratio	19.47	0.58	18.89

(2) Tier 1 capital ratio	15.29	1.03	14.26

(3) Common equity Tier 1 capital ratio	13.44	0.64	12.80

18. ROE

Consolidated			(%)

	FY3/2016		FY3/2015

	(a)	(a) - (b)	(b)
ROE (denominator: Total stockholders’ equity)	8.9	(2.3)	11.2
Note:

ROE (denominator: Total stockholders’ equity)	=	Profit attributable to owners of parent	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

19. Earnings targets and dividends forecast for FY3/2017
(1) Earnings targets
Consolidated		(Billions of yen)

	FY3/2017		FY3/2016
	Interim		Result
Ordinary profit	480.0	1,020.0	985.3
Profit attributable to owners of parent	320.0	700.0	646.7
SMBC non-consolidated		(Billions of yen)
	FY3/2017		FY3/2016
	Interim		Result
Gross banking profit	890.0	1,630.0	1,534.3
Expenses	(410.0)	(825.0)	(805.5)
Banking profit (before provision for general reserve for possible loan losses)	480.0	805.0	728.8
Total credit cost	(30.0)	(50.0)	3.2
Ordinary profit	430.0	720.0	747.9
Net income	360.0	570.0	609.2
(2) Dividends forecast
			(Yen)
	FY3/2017		FY3/2016
	Interim	Annual
Dividend per share for common stock	75	150	150
Reference:		(Billions of yen)
	FY3/2017		FY3/2016
	Interim	Annual
Total dividend	105.8	211.5	211.5

Sumitomo Mitsui Financial Group

Reference 1: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated	(Millions of yen)
	Mar. 31, 2016		Mar. 31, 2015
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	38,862,725	1,854,060	37,008,665

Call loans	899,594	359,678	539,916

Receivables under resale agreements	359,318	(58,155)	417,473

Receivables under securities borrowing transactions	2,798,855	786,060	2,012,795

Monetary claims bought	950,106	(97,392)	1,047,498

Trading assets	3,511,957	(115,905)	3,627,862

Securities	25,602,156	(4,383,111)	29,985,267

Loans and bills discounted	69,276,735	1,002,427	68,274,308

Foreign exchanges	1,558,252	(240,591)	1,798,843

Other assets	2,131,869	(328,475)	2,460,344

Tangible fixed assets	831,326	18,943	812,383

Intangible fixed assets	220,174	19,208	200,966

Prepaid pension cost	279,917	(13,165)	293,082

Customers’ liabilities for acceptances and guarantees	6,737,089	15,958	6,721,131

Reserve for possible loan losses	(357,186)	36,954	(394,140)

Reserve for possible losses on investments	(21,465)	60,856	(82,321)

Total assets	153,641,430	(1,082,649)	154,724,079

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

	(Millions of yen)
	Mar. 31, 2016		Mar. 31, 2015
	(a)	(a) - (b)	(b)

Liabilities

Deposits	98,839,722	7,502,008	91,337,714

Negotiable certificates of deposit	14,428,338	406,274	14,022,064

Call money	1,107,825	(3,472,115)	4,579,940

Payables under repurchase agreements	496,236	146,226	350,010

Payables under securities lending transactions	1,374,280	(3,739,616)	5,113,896

Commercial paper	1,980,153	(571,499)	2,551,652

Trading liabilities	2,987,815	233,076	2,754,739

Borrowed money	7,868,311	(227,759)	8,096,070

Foreign exchanges	1,131,796	(41,173)	1,172,969

Short-term bonds	-	(25,000)	25,000

Bonds	4,775,072	(320,505)	5,095,577

Due to trust account	921,320	203,791	717,529

Other liabilities	2,924,495	(748,475)	3,672,970

Reserve for employee bonuses	13,869	131	13,738

Reserve for executive bonuses	566	(78)	644

Reserve for point service program	1,086	(33)	1,119

Reserve for reimbursement of deposits	15,374	(4,215)	19,589

Deferred tax liabilities	249,427	(195,436)	444,863

Deferred tax liabilities for land revaluation	31,837	(2,304)	34,141

Acceptances and guarantees	6,737,089	15,958	6,721,131

Total liabilities	145,884,620	(840,743)	146,725,363

Net assets

Capital stock	1,770,996	-	1,770,996

Capital surplus	2,470,198	(11,075)	2,481,273

Capital reserve	1,771,043	-	1,771,043

Other capital surplus	699,154	(11,075)	710,229

Retained earnings	2,414,989	87,803	2,327,186

Other retained earnings	2,414,989	87,803	2,327,186

Voluntary reserve for retirement allowances	1,656	-	1,656

Voluntary reserve	219,845	-	219,845

Retained earnings brought forward	2,193,488	87,803	2,105,685

Treasury stock	(210,003)	-	(210,003)

Total stockholders’ equity	6,446,181	76,728	6,369,453

Net unrealized gains (losses) on other securities	1,233,910	(492,663)	1,726,573

Net deferred gains (losses) on hedges	48,706	173,612	(124,906)

Land revaluation excess	28,011	418	27,593

Total valuation and translation adjustments	1,310,628	(318,633)	1,629,261

Total net assets	7,756,810	(241,905)	7,998,715

Total liabilities and net assets	153,641,430	(1,082,649)	154,724,079

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated	(Millions of yen)
	FY3/2016		FY3/2015
	(a)	(a) - (b)	(b)

Ordinary income	2,277,812	(93,186)	2,370,998

Interest income	1,422,367	(33,625)	1,455,992

Interest on loans and discounts	980,604	(9,881)	990,485

Interest and dividends on securities	326,077	(30,677)	356,754

Trust fees	2,589	717	1,872

Fees and commissions	527,316	9,788	517,528

Trading income	66,593	53,794	12,799

Other operating income	123,606	(70,453)	194,059

Other income	135,338	(53,407)	188,745

Ordinary expenses	1,529,919	114,914	1,415,005

Interest expenses	398,791	64,227	334,564

Interest on deposits	93,258	21,670	71,588

Fees and commissions payments	168,796	1,248	167,548

Trading losses	-	-	-

Other operating expenses	40,613	(5,242)	45,855

General and administrative expenses	842,710	22,494	820,216

Other expenses	79,007	32,187	46,820

Ordinary profit	747,892	(208,100)	955,992

Extraordinary gains	3,706	3,350	356

Extraordinary losses	5,379	(3,321)	8,700

Income before income taxes	746,219	(201,429)	947,648

Income taxes - current	170,558	(54,287)	224,845

Income taxes - deferred	(33,509)	(113,296)	79,787

Total income taxes	137,048	(167,584)	304,632

Net income	609,171	(33,844)	643,015

 Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Year ended March 31, 2016	(Millions of yen)

		Capital surplus		Retained earnings			Treasury stock	Total stockholders’ equity
		Capital reserve	Other capital surplus	Other retained earnings
	Capital stock			Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	710,229	1,656	219,845	2,105,685	(210,003)	6,369,453
Changes in the period
Corporate reorganization (by subsidiaries)			(11,074)					(11,074)
Cash dividends						(522,635)		(522,635)
Net income						609,171		609,171
Reversal of land revaluation excess						1,267		1,267
Net changes in items other than stockholders’ equity in the period
Net changes in the period	-	-	(11,074)	-	-	87,802	-	76,727
Balance at the end of the period	1,770,996	1,771,043	699,154	1,656	219,845	2,193,488	(210,003)	6,446,181

			(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,726,573	(124,906)	27,593	1,629,261	7,998,715
Changes in the period
Corporate reorganization (by subsidiaries)					(11,074)
Cash dividends					(522,635)
Net income					609,171
Reversal of land revaluation excess					1,267
Net changes in items other than stockholders’ equity in the period	(492,662)	173,612	417	(318,632)	(318,632)
Net changes in the period	(492,662)	173,612	417	(318,632)	(241,904)
Balance at the end of the period	1,233,910	48,706	28,011	1,310,628	7,756,810

Note:  Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

 Reference 2: Exposure to securitized products

1. Securitized products	Managerial accounting basis
Consolidated	(Billions of yen)

	Mar. 31, 2016						Mar 31, 2015
					Net unrealized				Net unrealized
	Balances (after				gains/losses		Balances (after provisions and write-offs)		gains/losses (after write -offs)
	provisions and write-offs)	Change from Mar. 2015	Overseas	Change from Mar. 2015	(after write- offs)	Change from Mar. 2015		Overseas

Cards, etc.	262.5	96.5	251.2	89.7	0.6	0.4	166.1	161.6	0.2

CLO	39.6	14.3	39.6	14.3	1.7	0.5	25.3	25.3	1.2

CMBS	10.1	(0.7)	10.1	(0.7)	0.3	(0.2)	10.8	10.8	0.5

RMBS, etc.	30.8	1.3	30.8	1.3	0.4	0.2	29.6	29.6	0.2

Total	343.1	111.4	331.8	104.6	3.0	0.9	231.7	227.2	2.1

Notes 1.	Balance of ABCP is null.
2.	Excludes RMBS issued by GSE and Japan Housing Finance Agency, and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables, etc.

2. Leveraged loans

Consolidated					(Billions of yen)
	Mar. 31, 2016				Mar 31, 2015
			Undrawn commitments			Undrawn commitments
	Loans	Change from Mar. 2015		Change from Mar. 2015	Loans
Europe	381.6	261.9	81.3	41.2	119.6	40.0
Japan	352.5	66.5	40.3	(12.2)	286.0	52.5
United States	164.0	25.4	64.2	(13.2)	138.6	77.5
Asia (ex. Japan)	121.9	50.4	3.0	(1.5)	71.6	4.5
Total	1,020.1	404.2	188.8	14.3	615.9	174.5